Filed Pursuant to Rule 433

Registration No. 333-294761

May 26, 2026

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	4.850% Notes due May 29, 2031 (the “2031 Notes”) 5.350% Notes due May 29, 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered – Registration Statement No. 333- 294761

Ranking:	Senior, Unsecured

Principal Amount:	2031 Notes: $500,000,000

2036 Notes: $500,000,000

Pricing Date:	May 26, 2026

Expected Settlement Date:	May 29, 2026 (T+3)

Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the first business day before settlement should consult their own advisor.

Maturity Date:	2031 Notes: May 29, 2031
2036 Notes: May 29, 2036

Interest Payment Dates:	2031 Notes: May 29 and November 29 of each year
2036 Notes: May 29 and November 29 of each year

First Interest Payment Date:	2031 Notes: November 29, 2026
2036 Notes: November 29, 2026

Benchmark Treasury:	2031 Notes: 3.875% due April 30, 2031
2036 Notes: 4.375% due May 15, 2036

Benchmark Treasury Price:	2031 Notes: 98-19
2036 Notes: 98-31

Benchmark Treasury Yield:	2031 Notes: 4.193%
2036 Notes: 4.504%

Spread to Benchmark Treasury:	2031 Notes: T + 68 basis points
2036 Notes: T + 85 basis points

Reoffer Yield:	2031 Notes: 4.873%

2036 Notes: 5.354%

Coupon:	2031 Notes: 4.850% payable semi-annually
2036 Notes: 5.350% payable semi-annually

Price to Public:	2031 Notes: 99.899%
2036 Notes: 99.969%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	Prior to April 29, 2031 (one month prior to their maturity date) (the “2031 Par Call Date”) the 2031 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2031 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed, discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 15 basis points less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated May 26, 2026 (the “Preliminary Prospectus Supplements”).

On or after the 2031 Par Call Date, the 2031 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to February 29, 2036 (three months prior to their maturity date) (the “2036 Par Call Date”), the 2036 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2036 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2036 Notes to be redeemed, discounted to the redemption date (assuming the 2036 Notes matured on the 2036 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 15 basis points less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

On or after the 2036 Par Call Date, the 2036 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP Number / ISIN:	2031 Notes: 67077M BG2 / US67077MBG24
2036 Notes: 67077M BH0 / US67077MBH07

Joint Book-Running Managers:	CIBC World Markets Corp.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
Rabo Securities USA, Inc.
RBC Capital Markets LLC
Santander US Capital Markets LLC
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
BMO Capital Markets Corp.
BofA Securities, Inc.
Citigroup Global Markets Inc.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
ANZ Securities, Inc.

*  *   *

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 30, 2026, as supplemented by a preliminary prospectus supplement, dated May 26, 2026, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by contacting CIBC World Markets Corp., toll-free at +1-800-282-0822; J.P. Morgan

Securities LLC, collect at +1-212-834-4533; Morgan Stanley & Co. LLC, toll-free at +1-866-718-1649 and Scotia Capital (USA) Inc., toll-free at +1-800-372-3930.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.